PL 16009103

UNITED STATES
______ IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 11 2016
17 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53413

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Butler Capital Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1640 New Haven Place
(No. and Street)

Glen Allen (City) VA (State) 23059 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Harpel 717-249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDETIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard, Suite 300, Glen Allen, VA 23060
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP

OATH OR AFFIRMATION

I, R. Alan Butler Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler Capital Investments, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member
Title

KRISTIN FEENEY
Notary Public - State of New York
NO. 01FE6171053
Qualified in Nassau County
My Commission Expires 7/16/19

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUTLER CAPITAL PARTNERS

Statement of Financial Condition

Year Ended December 31, 2015

SEC ID 8 - 53413

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

BUTLER CAPITAL PARTNERS

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Butler Capital Partners
Charlottesville, Virginia

We have audited the accompanying statement of financial condition of Butler Capital Partners (the "Company"), as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Butler Capital Partners as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 24, 2016
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

BUTLER CAPITAL PARTNERS

Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$ 557,705
Accounts receivable	739,055
Due from related parties	85,989
Property and equipment – net	32,215
Other assets	74,316
Total assets	$ 1,489,280

Liabilities and Member's Equity

Liabilities:	
Accrued commissions	$ 124,202
Accounts payable and accrued liabilities	235,628
Deferred revenue	267,000
Total liabilities	626,830
Member's equity	862,450
Total liabilities and member's equity	$ 1,489,280

BUTLER CAPITAL PARTNERS

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

Nature of Business: Butler Capital Partners (the "Company") is a broker-dealer and operates as an investments marketing and consulting firm. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC").

Basis of Accounting: The financial statement of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U.S . GAAP").

Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and receivables from customers. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance regularly exceeds the insured limit.

At December 31, 2015, four customers accounted for 94% of accounts receivable.

Cash and Cash Equivalents: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts: The Company uses the allowance method of accounting for doubtful accounts. There was no allowance for doubtful accounts as of December 31, 2015.

Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are calculated using straight-line and accelerated methods over the estimated useful lives of the related assets ranging from 3 to 5 years.

Income Taxes: For federal, state and local income tax purposes, the Company is treated as a sole proprietor. Accordingly, no provision has been made for federal, state or local income taxes since the taxable income of the Company is to be included in the tax returns of the individual member.

BUTLER CAPITAL PARTNERS

Notes to Financial Statement, Continued

1. Summary of Significant Accounting Policies, Continued:

Income Taxes, Continued: The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Subsequent Events: Management has evaluated subsequent events through February 24, 2016, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statement.

2. Property and Equipment:

Property and equipment at December 31, 2015 consisted of the following:

Furniture and equipment	$ 58,445
Website	17,847
	76,292
Less: accumulated depreciation	(40,077)
Property and equipment - net	$ 36,215

3. Lease Commitments:

The Company leases commercial office space in New York and Chicago. These leases expire in 2016. Minimum future payments under the non-cancellable operating leases are $91,012 in 2016.

4. Related Party Transactions:

During 2013, the Company made a loan to an employee for $25,000. During 2014, the Company made three loans to the same employee totaling $50,000. During 2015, the Company made an additional loan to the same employee in the amount of $10,000.The loans are non-interest bearing and have no defined repayment schedule. The balance on the loans was $85,000 as of December 31, 2015.

5. Profit Sharing Plan:

The Company has a 401(k) profit sharing plan covering substantially all employees who have met certain eligibility requirements. Contributions to the plan are at the Company's discretion.

6. Regulatory Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2015, the Company had net capital of $219,327, which was $206,288 in excess of required minimum net capital of $13,039. The Company's net capital ratio was 0.89 to 1. The Company does not carry accounts of its customers and accordingly is exempt from Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.